                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549





                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the Fiscal Year Ended December 31, 1994





                          Commission File Number 1-3720





                       W. R. GRACE & CO. HOURLY EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN






                                W. R. Grace & Co.
                              One Town Center Road
                         Boca Raton, Florida  33486-1010

                        FINANCIAL STATEMENTS AND EXHIBITS


          (a) FINANCIAL STATEMENTS. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of Price Waterhouse LLP, independent accountants, dated April 27, 1995.

          (b) EXHIBITS. The Consent of Price Waterhouse LLP is being filed as an exhibit to this Report.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   W. R. GRACE & CO.
                                   HOURLY EMPLOYEES
                                   SAVINGS AND INVESTMENT PLAN



                                   By:    /s/ R. H. CARL
                                      -------------------------
                                        R. H. Carl
                                        Chairman, Administrative
                                        Committee


Date: June 27, 1995

                        REPORT OF INDEPENDENT ACCOUNTANTS



April 27, 1995

To the Participants and
Administrative Committee of the
W. R. Grace & Co. Hourly Employees
Savings and Investment Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits appearing on pages F-2 through F-4 of this report present fairly, in all material respects, the net assets available for plan benefits of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP

         W. R. GRACE & CO. HOURLY EMPLOYEES  SAVINGS AND INVESTMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,

                              WITH FUND INFORMATION

                           DECEMBER 31, 1994  AND 1993


                                               1994                1993
                                          --------------      -------------

Assets:
  Investments:
  Insurance company contracts at
     contract value                       $   6,149,387       $   4,683,303
  Other securities
   (cost: 1994,  $90,855;
       1993, $239,421)                           90,855             239,421
  W. R. Grace & Co. common stock
   (cost: 1994, $3,600,406;
       1993, $1,869,203)                      3,784,169           2,957,338
  Fidelity Mutual Funds
   (cost: 1994,  $2,186,286;
       1993, $1,376,316)
     Balanced Fund                              849,911             770,974
     Growth & Income Fund                        76,283              15,315
     Blue Chip Growth Fund                      814,131             446,423
     Contrafund                                 315,362              96,818
     OTC Fund                                    65,289               6,171
  Loans receivable                              501,320                --

  Contributions receivable                       59,295              42,928
                                          --------------      -------------

  Net assets available
   for plan benefits                      $  12,706,002       $   9,258,691
                                          --------------      -------------
                                          --------------      -------------



                    The accompanying notes to financial statements
                        are an integral part of this statement.

                       W. R. GRACE & CO. HOURLY EMPLOYEES

                           SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS

               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                          EMPLOYEES'           FIDELITY            FIDELITY
                                 FIXED INCOME         GRACE STOCK            STOCK             BALANCED         GROWTH & INCOME
                                     FUND                FUND           OWNERSHIP PLAN           FUND                FUND
                                 ------------        ------------       --------------       -------------      --------------

Contributions:

  Participants                  $   2,036,120        $    261,685        $         --        $    318,276         $    64,795

  Transfers among funds              (416,656)             74,949            (130,791)            (67,832)                861

  Transfers from other plans               --                  --                  --                  --                  --

  Company                                  --                  --           1,260,238                  --                  --
                                -------------        ------------        ------------        ------------         -----------

     Total                          1,619,464             336,634           1,129,447             250,444              65,656
                                -------------        ------------        ------------        ------------         -----------

Income/(loss) from
 investments:

 Interest                             476,083                 210                 472                 384                   4

 Dividends                                 --                  --                  --              26,348               3,427

 Net realized gain/(loss)                  --               6,636               6,618             (16,821)                  9

 Change in unrealized
  (depreciation)/appreciation              --             (15,745)           (190,104)            (55,141)             (2,573)
                                -------------        ------------        ------------        ------------         -----------

     Total                            476,083              (8,899)           (183,014)            (45,230)                867
                                -------------        ------------        ------------        ------------         -----------

Less:
  Participant withdrawals             775,083              71,733             306,278             124,346               4,886

  Administrative expenses              23,070               1,384              37,030               1,138                 100
                                -------------        ------------        ------------        ------------         -----------

Net increase                        1,297,394             254,618             603,125              79,730              61,537

Net assets available
 for plan benefits:

Beginning of year                   4,932,129             537,615           2,445,744             774,320              15,584
                                -------------        ------------        ------------        ------------         -----------

End of year                     $   6,229,523        $    792,233        $  3,048,869        $    854,050         $    77,121
                                -------------        ------------        ------------        ------------         -----------
                                -------------        ------------        ------------        ------------         -----------


                                   FIDELITY            FIDELITY            FIDELITY
                                   BLUE CHIP            CONTRA                OTC               LOANS
                                  GROWTH FUND            FUND                FUND             RECEIVABLE               TOTAL
                                 ------------        ------------         -----------       --------------         ------------

Contributions:

  Participants                   $    380,076        $    237,629         $    30,608        $          --         $   3,329,189

  Transfers among funds                 4,549              10,189              29,286              495,445                    --

  Transfers from other plans               --                  --                  --                9,858                 9,858

  Company                                  --                  --                  --                   --             1,260,238
                                 ------------        ------------         -----------        -------------         -------------

     Total                            384,625             247,818              59,894              505,303             4,599,285
                                 ------------        ------------         -----------        -------------         -------------

Income/(loss) from
 investments:

 Interest                                 227                 106                   2                   --               477,488

 Dividends                             16,069                 839                 561                   --                47,244

 Net realized gain/(loss)               2,109              (3,886)                (29)                  --                (5,364)

 Change in unrealized
  (depreciation)/appreciation          35,722              (1,663)             (1,038)                  --              (230,542)
                                 ------------        ------------         -----------        -------------         -------------

     Total                             54,127              (4,604)               (504)                  --               288,826
                                 ------------        ------------         -----------        -------------         -------------

Less:
  Participant withdrawals              68,450              22,122                  --               3,983              1,376,881

  Administrative expenses                 453                 744                  --                   --                63,919
                                 ------------        ------------         -----------        -------------         -------------

Net increase                          369,849             220,348              59,390              501,320             3,447,311

Net assets available
 for plan benefits:

Beginning of year                     449,210              97,794               6,295                   --             9,258,691
                                 ------------        ------------         -----------        -------------         -------------

End of year                      $    819,059        $    318,142         $    65,685        $     501,320         $  12,706,002
                                 ------------        ------------         -----------        -------------         -------------
                                 ------------        ------------         -----------        -------------         -------------



                 The accompanying notes to financial statements
                     are an integral part of this statement.

                       W. R. GRACE & CO. HOURLY EMPLOYEES

                           SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS

               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1993



                                                                                               FUND D -
                                                     FIXED INCOME          FUND B -           DIVERSIFIED         GRACE STOCK
                                                         FUND             EQUITY FUND            FUND                FUND
                                                    --------------       ------------        ------------        ------------

Contributions:

  Participants                                      $   1,496,063        $     51,684        $     79,254        $    183,676

  Transfers among funds                                   104,342            (286,030)           (604,275)            (93,655)

  Company                                                      --                  --                  --                  --

  Transfers to other plans                                     --              (4,018)            (22,967)                 --
                                                    -------------        ------------        ------------        ------------

     Total                                              1,600,405            (238,364)           (547,988)             90,021
                                                    -------------        ------------        ------------        ------------

Income/(loss) from
 investments:

 Interest                                                 338,647                 248               8,826                 998

 Dividends                                                     --               1,815               2,578              17,392

 Net realized gain/(loss)                                      --              71,791              60,363              33,417

 Change in unrealized
  appreciation/ (depreciation)                                 --             (95,789)            (47,054)            (27,487)
                                                    -------------        ------------        ------------        ------------

     Total                                                338,647             (21,935)             24,713              24,320
                                                    -------------        ------------        ------------        ------------

Less:
  Participant withdrawals                                 314,556                 488               8,942              25,963

  Administrative expenses                                  12,643                 698                 887                 698
                                                    -------------        ------------        ------------        ------------

Net increase/(decrease)                                 1,611,853            (261,485)           (533,104)             87,680

Net assets available
 for plan benefits:

Beginning of year                                       3,320,276             261,485             533,104             449,935
                                                    -------------        ------------        ------------        ------------

End of year                                         $   4,932,129           $      --           $      --       $     537,615
                                                    -------------        ------------        ------------        ------------
                                                    -------------        ------------        ------------        ------------


                                                      EMPLOYEES'           FIDELITY            FIDELITY            FIDELITY
                                                         STOCK             BALANCED         GROWTH & INCOME        BLUE CHIP
                                                    OWNERSHIP PLAN           FUND                FUND             GROWTH FUND
                                                    --------------       ------------       ---------------      ------------

Contributions:

  Participants                                       $         --        $    158,646         $    12,766        $    132,151

  Transfers among funds                                   (84,697)            611,416               2,391             299,208

  Company                                                 818,780                  --                  --                  --

  Transfers to other plans                                     --                  --                  --                  --
                                                     ------------        ------------         -----------        ------------

     Total                                                734,083             770,062              15,157             431,359
                                                     ------------        ------------         -----------        ------------

Income/(loss) from
 investments:

 Interest                                                   6,916                  --                  --                  --

 Dividends                                                     --              47,388                 313              58,351

 Net realized gain/(loss)                                 101,490                (126)                148                 (54)

 Change in unrealized
  appreciation/ (depreciation)                            (59,893)            (15,218)                 --             (20,601)
                                                     ------------        ------------         -----------        ------------

     Total                                                 48,513              32,044                 461              37,696
                                                     ------------        ------------         -----------        ------------

Less:
  Participant withdrawals                                  81,913              27,218                  --              19,523

  Administrative expenses                                  15,689                 568                  34                 322
                                                     ------------        ------------         -----------        ------------

Net increase/(decrease)                                   684,994             774,320              15,584             449,210

Net assets available
 for plan benefits:

Beginning of year                                       1,760,750                  --                  --                  --
                                                     ------------        ------------         -----------        ------------

End of year                                          $  2,445,744        $    774,320         $    15,584        $    449,210
                                                     ------------        ------------         -----------        ------------
                                                     ------------        ------------         -----------        ------------


                                                                           FIDELITY
                                                       FIDELITY               OTC
                                                      CONTRAFUND             FUND                TOTAL
                                                     ------------        ------------        -------------

Contributions:

  Participants                                       $     46,256        $      5,865       $   2,166,361

  Transfers among funds                                    51,043                 257                  --

  Company                                                      --                  --             818,780

  Transfers to other plans                                     --                  --             (26,985)
                                                     ------------        ------------       -------------

     Total                                                 97,299               6,122           2,958,156
                                                     ------------        ------------       -------------

Income/(loss) from
 investments:

 Interest                                                      --                  --             355,635

 Dividends                                                  6,087                 319             134,243

 Net realized gain/(loss)                                     104                  --             267,133

 Change in unrealized
  appreciation/ (depreciation)                             (4,649)               (146)           (270,837)
                                                     ------------        ------------       -------------

     Total                                                  1,542                 173             486,174
                                                     ------------        ------------       -------------

Less:
  Participant withdrawals                                     917                  --             479,520

  Administrative expenses                                     130                  --              31,669
                                                     ------------        ------------       -------------

Net increase/(decrease)                                    97,794               6,295           2,933,141

Net assets available
 for plan benefits:

Beginning of year                                              --                  --           6,325,550
                                                     ------------        ------------       -------------

End of year                                          $     97,794        $      6,295       $   9,258,691
                                                     ------------        ------------       -------------
                                                     ------------        ------------       -------------


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                       W. R. GRACE & CO. HOURLY EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan and the Summary Plan Description and the Prospectus Supplement for the Plan for more complete information.

GENERAL:

The Plan is a defined contribution plan originally adopted effective January 1, 1987, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective July 1, 1993, The Northern Trust Company was succeeded by Fidelity Management Trust Company as trustee for the Plan. On the same date, Fund B - Equity Fund was terminated and its balance transferred to the Fidelity Blue Chip Growth Fund; and Fund D - Diversified Fund was terminated and its balance transferred to the Fidelity Balanced Fund; and three additional Fidelity Funds - Growth and Income, Contrafund, and OTC Portfolio - were also added as investment options under the Plan.

ELIGIBILITY AND VESTING:

Within those units of W. R. Grace & Co. ("Grace") and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any hourly employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

CONTRIBUTIONS TO THE PLAN:

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of regular wages, incentive compensation, specially granted bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code, subject to an annual dollar limit on before-tax contributions of $9,240 for 1994 ($8,994 for 1993), subject to annual adjustment for inflation. In addition, federal income tax law limits to $150,000 for 1994 ($235,840 for 1993), subject to annual adjustment for inflation, the annual compensation on which tax-qualified plan benefits may be based.

A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual limitations noted above.

Participants may elect to have their contributions invested in any one or more of the following funds in which the Plan participates:

          FIXED INCOME FUND

          The Fixed Income Fund is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

          GRACE STOCK FUND

          The Grace Stock Fund is invested in Grace Common Stock. Pending investment of cash credited to this Fund, this Fund may invest in short-term securities.

          FIDELITY MUTUAL FUNDS. The Plan also offers the following five Fidelity Mutual Funds to Plan participants:

               FIDELITY BALANCED FUND is invested in both fixed income securities and equity securities at all times.

               FIDELITY GROWTH AND INCOME FUND is invested in equity securities at all times and may be invested in fixed income securities, depending upon market conditions.

               FIDELITY BLUE CHIP GROWTH FUND is invested in equity securities of companies with higher than average earnings growth.

               FIDELITY CONTRAFUND is invested in equity securities of companies generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

               FIDELITY OTC PORTFOLIO is invested in equity securities of smaller companies traded in the over-the-counter market.


At December 31, 1994 and 1993, the number of participants contributing to the Plan are 1,437 and 1,103, respectively, and the number of participants in the various Funds (including former employees whose funds have not yet been distributed and who no longer contribute to the Plan) are as follows:


                                      December 31, 1994   December 31, 1993
                                      -----------------   -----------------

Fixed Income                                      1,154                 926
Grace Stock                                       1,851                 207
Balanced                                            339                 287
Growth & Income                                     184                  59
Blue Chip Growth                                    545                 261
Contra                                              276                 107
OTC                                                 101                  25


The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

On any business day, participants may allocate their future contributions among the Funds and transfer the amounts related to their prior contributions in any of the Funds to other Funds. Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account.

Company contributions are generally credited to the Employee Stock Ownership Plan ("ESOP Fund"). The ESOP Fund is invested in Grace

Common Stock. The ESOP Fund is an Employee Stock Ownership Plan, within the meaning of the Internal Revenue Code.

Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP Fund to any of the other Funds except the Grace Stock Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in Fidelity Mutual Funds are valued at the market prices quoted at year-end, which represent the net asset value of securities held. Investments in commercial paper, U.S. Treasury Bills and U. S. government securities mutual funds are valued at cost, which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Loans receivable is valued at cost, which approximates market value.

The assets of the Plan are commingled in the Trust Fund of the W. R. Grace & Co. Profit Sharing and Savings and Investment Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). Assets and investment returns are allocated to the plans based upon the proportion of each plan's daily net asset balance to the daily total net asset balances of the Funds. Income of each fund is reinvested in that fund, except that dividends paid on shares of Grace Common Stock held in the ESOP Fund are paid to participants on a quarterly basis or within 90 days after the end of the calendar year in which the dividends are received. The Trustee manages the Grace Stock Fund and the ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment Committee appointed by the Grace Board of Directors, except as delegated by that Committee.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares of such Common Stock. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating unit.

NOTE 3 - INVESTMENTS:

FIXED INCOME FUND:

The investments in the Fixed Income Fund consist primarily of guaranteed fixed income contracts, as shown below:

                         Value at December 31,
                       -------------------------
   Issuer & Rate           1994         1993         Repayment Terms
- ---------------------  ------------ ------------  ---------------------

Metropolitan Life
 Insurance Company:
        9.55%          $    979,944 $    752,241  Repayable in three
                                                  installments on
                                                  12/15/92, 12/15/93
                                                  and 12/15/95 or
                                                  12/15/96 (at issuer's
                                                  option)

       10.05%                  -         742,093  Repaid in two
                                                  installments on
                                                  10/31/91 and
                                                  10/31/94

        9.05%             1,186,204      914,749  Repayable on 10/15/96


        7.00%               828,517      566,516  Repayable on 12/15/99


Prudential Insurance
 Company:
        9.13%             2,216,574        -      Repayable on 6/1/97

        9.75%                 -          991,289  Repayable on 11/30/97


        8.45%                 -          716,415  Repayable in two
                                                  equal annual
                                                  installments com-
                                                  mencing 12/1/98

                         Value at December 31,
                       -------------------------
   Issuer & Rate           1994         1993         Repayment Terms
- ---------------------  ------------ ------------  ---------------------

John Hancock Mutual
 Life Insurance Company:

     7.02%                  391,516     -         Repayable 6/30/01


     7.85%                  546,632     -         Repayable 12/15/00
                       ------------ -----------
                       $  6,149,387 $ 4,683,303
                       ------------ -----------
                       ------------ -----------



Other investments in the Fixed Income Fund at December 31, 1994 and 1993 consisted of the following:

                                           December 31,
                                     -------------------------
                                         1994          1993
                                     -----------    ----------

Commercial paper, at cost, which
 approximates market value           $    53,525    $  217,273
                                     -----------    ----------
                                     -----------    ----------



GRACE STOCK FUND:

As of December 31, 1994 and 1993, the Grace Stock Fund under the Plan held 20,285 and 13,068 shares of Grace Common Stock, respectively.

Sales/distributions of Grace Common Stock by/from the Grace Stock Fund under the Plan resulted in net realized gains, as follows:


                                  December 31,
                           -------------------------
                              1994           1993
                           -----------   -----------

Proceeds from
 sales/distributions
 of securities             $   260,038   $   158,395

Cost of securities
 sold/distributed              253,402       124,978
                           -----------   -----------

Net realized gains         $     6,636   $    33,417
                           -----------   -----------
                           -----------   -----------

Other investments in the Grace Stock Fund under the Plan at December 31, 1994 and 1993 consisted of the following:


                                           December 31,
                                     -----------------------
                                        1994          1993
                                     ----------   ----------

Commercial paper, at cost, which
 approximates market value           $    6,115   $    2,854
                                     ----------   ----------
                                     ----------   ----------


ESOP Fund:

As of December 31, 1994 and 1993, this fund held 77,707 and 59,728 shares of Grace Common Stock, respectively.

Sales/distributions of Grace Common Stock by/from the ESOP Fund under the Plan resulted in net realized gains, as follows:


                               December 31,
                         -------------------------
                             1994          1993
                         ------------  -----------

Proceeds from
 sales/distributions of
 securities               $  484,540   $   269,922

Cost of securities
 sold/distributed            477,922       168,432
                         ------------  -----------

Net realized gains       $     6,618   $   101,490
                         ------------  -----------
                         ------------  -----------


Other investments in the ESOP Fund at December 31, 1994 and 1993 consisted of the following:

                                                December 31,
                                         -----------------------
                                            1994         1993
                                         ----------   ----------

Commercial paper, at cost, which
 approximates market value               $   31,215   $   19,294
                                         ----------   ----------
                                         ----------   ----------


NOTE 4 - FEDERAL INCOME TAXES:

By letter dated February 13, 1989, the Internal Revenue Service stated that the Plan, as then in effect, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the issuance of this determination letter. In December 1994, Grace filed for an updated determination letter from the Internal Revenue Service regarding whether the Plan, as amended, continues to comply with those requirements. Subject to receipt of the updated determination letter, the Plan's administrator and the Plan's counsel believe that the Plan, as currently in effect, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan continues to be qualified and that the related Trust is tax-exempt. Subject to the foregoing, no income taxes are required to be paid by the Plan, and participants are not taxed on Company contributions, before-tax contributions and any earnings or gains from investments attributable to their Plan accounts while such contributions, earnings and gains remain in the Trust Fund.

NOTE 5- PLAN TERMINATION:

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.